Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THIS AGREEMENT SHALL CONSTITUTE PROPER NOTICE OF INVESTMENT COMMITMENT AS SET FORTH UNDER RULE 303(D) UNDER REGULATION CROWDFUNDING (17 C.F.R. § 227.303(D)). THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Connyct, Inc.

Ladies and Gentlemen:

The undersigned (hereafter referred to as "Subscriber") understands that Connyct, Inc., a Delaware corporation (the "Company"), is offering (the "Offering"), to both accredited and non-accredited investors, up to FOUR HUNDRED AND TWENTY EIGHT THOUSAND, FIVE HUNDRED AND SEVENTY ONE (428,571) shares of its common stock, par value $0.0001 per share (the "Securities") at a purchase price of (i) SEVEN DOLLARS ($7.00) per share for the first ONE MILLION DOLLARS ($1,000,000) in aggregate subscriptions in the Offering or for Investors with an active Wefunder VIP account and (ii) TEN DOLLARS ($10.00) per share for all subscriptions after an aggregate of ONE MILLION DOLLARS ($1,000,000) has been subscribed for in the Offering (the applicable purchase price for a subscription, the "Purchase Price"). The Offering is being conducted under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. The Offering is made pursuant to the Form C (the "Form C") filed by the Company with the Securities and Exchange Commission (the "SEC") and the Offering Statement, which is included therein (the "Offering Statement"). Subscriber further understands that the Offering is being made without registration of the Securities under the Securities Act. The minimum amount to be raised in the Offering is TWO HUNDRED FIFTY THOUSAND DOLLARS $250,000 (the "Target Offering Amount") and the maximum amount to be raised in the Offering is THREE MILLION DOLLARS $3,000,000 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Maximum Offering Amount, the Company will sell the Securities on a basis to be determined by the Company's management. The Company is offering the Securities to prospective investors through the crowdfunding portal (the "Portal") operated by Wefunder Portal, LLC (in such capacity, the "Intermediary"). The Intermediary is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority. The Company will pay the Intermediary a commission equal to SEVEN AND ONE-HALF PERCENT (7.5%) of gross monies raised in the Offering. Investors should carefully review the Form C and the Offering Statement, which are available on the Portal at https://wefunder.com/connyct.

1. Subscription. Subject to the terms and conditions of this subscription agreement (the "Subscription Agreement") and the provisions of the Form C, Subscriber hereby subscribes for Securities set forth for the aggregate purchase price set forth on the signature page of this document (the "Signature Page"), which will be divided by the applicable Purchase Price per share (see the first paragraph of this Agreement) to arrive at the number of Securities Subscriber will receive. The payment terms for this subscription are described in Section 4 of this Subscription Agreement. Subscriber understands and acknowledges that, once made, the subscription may not be revoked during the 48-hour period preceding a Closing (as defined below). Furthermore, Subscriber acknowledges that the Securities will be subject to certain restrictions on transfer, as set forth in this Subscription Agreement.

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the exclusive right, in its sole discretion, to accept or reject this subscription, in whole or in part, for any reason. A subscription shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to Subscriber at the Closing referred to in Section 3 of the Subscription Agreement. Subscriptions need not be accepted in the order received by the Company, and the Securities may be allocated among subscribers at the Company's discretion.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Eastern time on April 30, 2025, or at such other time and place as the Company may designate by notice to Subscriber. Once the conditions for a Closing have been met, the Company may conduct additional Closings as needed.

4. Payment for Securities.

   a. Subscriber shall pay the aggregate Purchase Price being invested by Subscriber prior to the Offering deadline, in the manner specified in the Form C and Offering Statement, and as per the directions of the Intermediary through the Portal.

b. Such subscription shall be deemed to be accepted by the Company only upon receipt by Subscriber of notice of such acceptance from the Intermediary.

c. Upon the Closing, the Intermediary will instruct the escrow agent holding the funds to release such funds to the Company. Subscriber will receive notice and evidence of the digital entry reflecting the number of Securities owned by Subscriber. This record will be reflected in the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding.

5. Representations and Warranties of the Company. As of a Closing, the Company represents and warrants to Subscribers purchasing Securities at such Closing that:

a. The Company is duly formed and validly existing under the laws of Delaware with full power and authority to conduct its business as it is currently being conducted and to own its assets, and has obtained any necessary authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted;

b. The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C;

c. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the limitations imposed by (i) applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, and (iii) provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws; and

d. Assuming the accuracy of Subscriber's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except for (i) such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of Subscriber. Subscriber hereby represents and warrants to and covenants with the Company that:

   a. General
      i. Subscriber has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by Subscriber hereunder, and such purchase will not contravene any law, rule or regulation binding on Subscriber or any investment guideline or restriction applicable to Subscriber;
      ii. Subscriber is a resident of the state set forth on the Signature Page and is not acquiring the Securities as a nominee or agent or otherwise for any other person;
      iii. Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which Subscriber purchases or sells the Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Subscriber is subject or in which Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor;
      iv. Including the amount set forth on the Signature Page, in the past 12-month period, Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.
      v. The undersigned has sufficient liquid assets to pay the full Purchase Price being invested by Subscriber;
      vi. The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed, or warranted to the undersigned by the Company or any other person that a percentage of profit or amount or type of gain or other consideration will be realized because of the purchase of the Securities.

   b. Information Concerning the Company.
      i. Subscriber has reviewed a copy of the Form C. In making the decision to purchase the Securities, Subscriber has relied solely on the information contained in the Form C;
      ii. Subscriber understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. Subscriber represents that it is able to bear any and all loss associated with an investment in the Securities;
      iii. Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Intermediary, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company nor the Intermediary, nor any of their

respective affiliates is acting or has acted as an advisor to Subscriber in deciding to invest in the Securities. Subscriber acknowledges that neither the Company nor the Intermediary nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining Subscriber's authority or suitability to invest in the Securities;

iv. Subscriber is familiar with the business and financial condition and operations of the Company, as described in the Form C. Subscriber has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities;

v. Subscriber understands that, unless Subscriber notifies the Company in writing to the contrary at or before the Closing, each of Subscriber's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Subscriber;

vi. Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid Purchase Price, without interest thereon, to Subscriber;

vii. Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment;

viii. Subscriber acknowledges that it has up to 48 hours before any Closing to cancel the purchase and receive a full refund. Subscriber understands that Closings may occur on a "rolling" basis, and that after any such "rolling" Closing, information may become available that would affect Subscriber's investment decision, but that once a Closing occurs, no refund will be available.

c. No Guaranty.

i. Subscriber acknowledges that the Company has not (A) provided any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an of investment in the Securities, or (B) made any representation to Subscriber regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Subscriber is not relying on the advice or recommendations of the Company and Subscriber has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for Subscriber.

d. Status of Undersigned.

i. Subscriber possesses the knowledge, skill and experience in business, financial and investment matters to evaluate the merits and risks of an investment in the Securities. With the assistance of Subscriber's own professional advisors, to the extent that Subscriber has deemed appropriate, Subscriber has independently conducted a legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. Subscriber has also evaluated the suitability of the Securities as an investment in light of its own circumstances and financial condition and Subscriber is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e. Restrictions on Transfer or Sale of Securities.

   i. Subscriber is acquiring the Securities solely for Subscriber's own beneficial account and for investment purposes, not with of the intent to resell or distribute the Securities. Subscriber understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Subscriber and of the other representations made by Subscriber in this Subscription Agreement. Subscriber understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions;

   ii. Subscriber understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules thereunder, provide in substance that Subscriber may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom, or as described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. Subscriber understands that the Company has no obligation or intention to register any of the Securities, or to act so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, Subscriber understands that Subscriber must bear the economic risks of the investment in the Securities for an indefinite period of time;

   iii. Subscriber agrees not to sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, nor make any offer or attempt to do so, except in accordance with Rule 501 of Regulation Crowdfunding.

f. Uncertificated Shares.

   i. Subscriber acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives the right to receive a stock certificate representing the Securities. Subscriber consents to and agrees to the issuance of uncertificated shares.

7. Conditions to Obligations of Subscriber and the Company. The obligations of Subscriber to purchase and pay for the Securities specified on the Signature Page and the Company's obligation to sell the Securities are contingent upon the satisfaction of the following conditions precedent at or prior to each Closing:
    a. Prior to the Offering deadline, the Company shall have received aggregate subscriptions for the Securities in an aggregate investment amount of at lease the Target Offering Amount.
    b. At the time of the Closing, the Company shall have received cleared funds from the escrow agent, accepting subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount;
    c. the representations and warranties of the Company contained in Section 5 hereof, and those of Subscriber contained in Section 6 hereof, shall be true and correct in all respects as of each Closing, with the same effect as if such representations and warranties had been made at that time.

8. Obligations Irrevocable. Upon the occurrence of each Closing, the obligations of Subscriber shall be irrevocable.

9. Offering Deadline. No investor may subscribe for a share in the Offering after the Offering campaign deadline specified in the Offering Statement and on the Portal, which may be amended pursuant to Rule 304(b) of Regulation Crowdfunding.

10. Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers, and agents (including legal counsel) from any and all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this Subscription Agreement or by reason of the undersigned's breach of any of the representations and warranties contained herein.

11. Information Rights. The filing of an annual report on Form C/AR shall be deemed to satisfy the requirement that the Company provide the stockholders with annual reports.

12. Third-Party Beneficiary. The Intermediary recognized as a third-party beneficiary to this Subscription Agreement and may rely on the representations, warranties, and agreements of the undersigned contained herein.

13. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

14. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or Subscriber without the prior written consent of the other party.

15. Waiver of Jury Trial. SUBSCRIBER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

16. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by Subscriber ("Proceedings"), Subscriber irrevocably submits to the jurisdiction of the federal or state courts located in the State of Delaware which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

17. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

18. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

19. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

20. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

> If to the Company:
>
> Connyct, Inc.
> 1384 Broadway, NY NY 10018
> E-mail: dpolinsky@connyct.com
> Attention: Chairman of the Board
>
>
> with a copy to:
>
> Schwell Wimpfheimer & Associates LLP
> 37 West 39th Street
> Suite 506
> New York, NY 10018
> Attention: Dov Schwell
> E-mail: dschwell@swalegal.com;
>
>
> If to the Subscriber, at the address set forth on the Subscriber's signature page to this Subscription Agreement.

21. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns.

22. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of Subscriber and (iii) the death or disability of Subscriber.

23. Notification of Changes. Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of Subscriber contained in this Subscription Agreement to be false or incorrect.

24. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Connyct, Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Address: 1887 Whitney Mesa Dr. #8885
Henderson, NV 89014

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited